FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2006

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

March 9, 2006

... more

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

... more

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	46,026,022
ADD:	Stock Options Exercised	200,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	46,226,022

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

... more

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,672,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Feb.9, 2006	George Plewes	Sep.20, 2002	$1.455	(200,000)

			SUBTOTAL	(200,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

... more

	Stock Option Outstanding – Post Plan — Closing Balance		3,472,000
RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			4,189,617*
Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Exercised (SUBTRACT)			(200,000)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,989,617*
* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			838,117
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Granted (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			838,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of February 2006

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	March 9, 2006

... more

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

36 METRES OF 9.7 GRAMS PER TONNE GOLD INTERSECTED IN HOLE B05-148

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

February 2, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that results have been received for a further 19 drill holes from the Company’s Boka Gold Project located in Yunnan Province, China.  Southwestern has a 90% interest in the Boka Gold Project, which is comprised of 153 square kilometres of exploration concessions and mining leases.  The Project is located 265 kilometres by paved and gravel road north of the capital city of Kunming.

Highlights of the latest results include intersections of 2.3 grams per tonne gold over 68.1 metres and 9.7 grams per tonne gold over 36.0 metres in hole B05-148, 2.2 grams per tonne gold over 59.0 metres in hole B05-149 and  2.7 grams per tonne gold over 46.0 metres in hole B05-139.

All drill results are from holes drilled at Boka 1.  Holes B05-130 and B05-141, drilled on Section 4800, intersected gold mineralization at a hole depth of over 500 metres confirming a down dip extension of 450 metres for the Boka 1 South Gold Zone.  Intersections of gold mineralization in hole B05-145 continues to confirm a down dip extension of the Boka 1 North Gold Zone.  The latest drill results have extended the strike length of the Boka 1 Gold Zone to 1,400 metres and the down dip extent to 450 metres.

Results for the latest drill holes are listed in the following table.  For drill hole locations please see the Company’s website at www.swgold.com.

	Intersection		Core Interval (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B05-129	117.30	164.50	47.20	1.70
	175.00	181.10	6.10	2.10
	187.10	205.00	17.90	1.60

B05-130	542.00	550.20	8.20	2.80
	573.80	578.00	4.20	2.10

B05-131	361.90	367.40	5.50	1.20
	423.10	429.10	6.00	1.50

B05-132	158.10	170.30	12.20	2.10
	178.00	208.40	30.40	1.90
	216.30	218.20	1.90	1.20
	222.50	242.20	19.70	2.20
	258.00	276.60	18.60	1.50

B05-133	No significant results

B05-134	436.00	442.00	6.00	2.00

B05-135	121.00	129.00	8.00	1.20

B05-136	188.90	224.90	26.00	2.30

... more

	Intersection		Core Interval (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
including	216.90	220.90	4.00	4.50

B05-137	Abandoned before reaching target

B05-138	No significant intersections

B05-139	263.50	309.50	46.00	2.70
including	279.50	287.50	8.00	3.90
	299.50	305.50	6.00	4.40
	366.10	373.90	7.80	3.20
	412.00	424.00	12.00	1.90
	448.50	454.50	6.00	1.30
	522.50	544.50	22.00	1.50

B05-140	365.40	388.05	22.65	2.10

B05-141	517.50	525.20	7.70	1.80

B05-142	370.30	378.30	8.00	1.10
	418.70	426.70	8.00	3.30

B05-144	135.00	149.40	14.40	2.90
including	143.00	146.60	3.60	6.50

B05-145	322.90	332.90	10.00	2.00
	417.90	427.90	10.00	2.30

B05-146	105.00	133.40	28.40	2.30
including	109.30	115.50	6.20	4.00
	155.00	171.30	16.30	2.20
including	161.00	164.90	3.90	4.90
	211.50	222.60	11.10	1.80

B05-148	223.70	291.80	68.10	2.30
including	236.60	246.10	9.50	3.30
	276.70	281.00	4.30	6.70
	297.30	333.30	36.00	9.70
including	297.30	309.70	12.40	25.30
	382.70	401.40	18.70	1.50
	416.40	417.90	1.50	4.20
	(bottomed in mineralization)

B05-149	49.20	108.20	59.00	2.20

Holes B05-143, B05-147 and B05-150 to 155 have been completed and results are pending.  There are presently five diamond drill rigs operating on the Property with an additional two rigs slated to be operational by March.  After the Chinese New Year, four rigs will be moved to Boka 7 (located approximately three kilometres on strike to the south of Boka 1), to commence a 200 metre by 100 metre spaced drill program.  To date, only 11 drill holes have been put down on Boka 7, nine holes in 2003 and two holes in 2004. Ten of these 11 holes intersected significant widths and grades of mineralization (see news release dated December 12, 2005)  over a strike length of more than one kilometer.

... more

Drilling will continue at Boka 1 and the Boka 7 drill program is being initiated as part of the pre-feasibility study presently being conducted on the project under the supervision of Ausenco Limited.  Also as part of the pre-feasibility study, SRK Consulting has been engaged for the resource/reserve estimation and mining evaluation; and Golder Associates for the tailings, hydrology, environmental and social aspects of the study.

Paul Schmidt, P. Eng, a highly experienced metallurgical and project manager, has joined the Southwestern team and is responsible for overseeing the preparation of the Boka pre-feasibility study.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga, Ontario..

Exploration samples (rock chip, soil, trench and, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C.  Sample results are received in batches and not as assays for an entire drill hole.

John Zhang, Project Manager for Southwestern in China, is carrying out the exploration program.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the Project’s qualified person as defined under National Instrument 43-101.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Anne Hite, Manager, Investor Relations

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

... more

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

February 2, 2006

ITEM 3.

PRESS RELEASE

Issued February 2, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce that results have been received for a further 19 drill holes from the Company’s Boka Gold Project located in Yunnan Province, China.  Southwestern has a 90% interest in the Boka Gold Project, which is comprised of 153 square kilometres of exploration concessions and mining leases.  The Project is located 265 kilometres by paved and gravel road north of the capital city of Kunming.

Highlights of the latest results include intersections of 2.3 grams per tonne gold over 68.1 metres and 9.7 grams per tonne gold over 36.0 metres in hole B05-148, 2.2 grams per tonne gold over 59.0 metres in hole B05-149 and  2.7 grams per tonne gold over 46.0 metres in hole B05-139.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 2nd day of February 2006.

... more

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

36 METRES OF 9.7 GRAMS PER TONNE GOLD INTERSECTED IN HOLE B05-148

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

February 2, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that results have been received for a further 19 drill holes from the Company’s Boka Gold Project located in Yunnan Province, China.  Southwestern has a 90% interest in the Boka Gold Project, which is comprised of 153 square kilometres of exploration concessions and mining leases.  The Project is located 265 kilometres by paved and gravel road north of the capital city of Kunming.

Highlights of the latest results include intersections of 2.3 grams per tonne gold over 68.1 metres and 9.7 grams per tonne gold over 36.0 metres in hole B05-148, 2.2 grams per tonne gold over 59.0 metres in hole B05-149 and  2.7 grams per tonne gold over 46.0 metres in hole B05-139.

All drill results are from holes drilled at Boka 1.  Holes B05-130 and B05-141, drilled on Section 4800, intersected gold mineralization at a hole depth of over 500 metres confirming a down dip extension of 450 metres for the Boka 1 South Gold Zone.  Intersections of gold mineralization in hole B05-145 continues to confirm a down dip extension of the Boka 1 North Gold Zone.  The latest drill results have extended the strike length of the Boka 1 Gold Zone to 1,400 metres and the down dip extent to 450 metres.

Results for the latest drill holes are listed in the following table.  For drill hole locations please see the Company’s website at www.swgold.com.

	Intersection		Core Interval (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B05-129	117.30	164.50	47.20	1.70
	175.00	181.10	6.10	2.10
	187.10	205.00	17.90	1.60

B05-130	542.00	550.20	8.20	2.80
	573.80	578.00	4.20	2.10

B05-131	361.90	367.40	5.50	1.20
	423.10	429.10	6.00	1.50

B05-132	158.10	170.30	12.20	2.10
	178.00	208.40	30.40	1.90
	216.30	218.20	1.90	1.20
	222.50	242.20	19.70	2.20
	258.00	276.60	18.60	1.50

B05-133	No significant results

B05-134	436.00	442.00	6.00	2.00

B05-135	121.00	129.00	8.00	1.20

B05-136	188.90	224.90	26.00	2.30

... more

	Intersection		Core Interval (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
including	216.90	220.90	4.00	4.50

B05-137	Abandoned before reaching target

B05-138	No significant intersections

B05-139	263.50	309.50	46.00	2.70
including	279.50	287.50	8.00	3.90
	299.50	305.50	6.00	4.40
	366.10	373.90	7.80	3.20
	412.00	424.00	12.00	1.90
	448.50	454.50	6.00	1.30
	522.50	544.50	22.00	1.50

B05-140	365.40	388.05	22.65	2.10

B05-141	517.50	525.20	7.70	1.80

B05-142	370.30	378.30	8.00	1.10
	418.70	426.70	8.00	3.30

B05-144	135.00	149.40	14.40	2.90
including	143.00	146.60	3.60	6.50

B05-145	322.90	332.90	10.00	2.00
	417.90	427.90	10.00	2.30

B05-146	105.00	133.40	28.40	2.30
including	109.30	115.50	6.20	4.00
	155.00	171.30	16.30	2.20
including	161.00	164.90	3.90	4.90
	211.50	222.60	11.10	1.80

B05-148	223.70	291.80	68.10	2.30
including	236.60	246.10	9.50	3.30
	276.70	281.00	4.30	6.70
	297.30	333.30	36.00	9.70
including	297.30	309.70	12.40	25.30
	382.70	401.40	18.70	1.50
	416.40	417.90	1.50	4.20
	(bottomed in mineralization)

B05-149	49.20	108.20	59.00	2.20

Holes B05-143, B05-147 and B05-150 to 155 have been completed and results are pending.  There are presently five diamond drill rigs operating on the Property with an additional two rigs slated to be operational by March.  After the Chinese New Year, four rigs will be moved to Boka 7 (located approximately three kilometres on strike to the south of Boka 1), to commence a 200 metre by 100 metre spaced drill program.  To date, only 11 drill holes have been put down on Boka 7, nine holes in 2003 and two holes in 2004. Ten of these 11 holes intersected significant widths and grades of mineralization (see news release dated December 12, 2005)  over a strike length of more than one kilometer.

... more

Drilling will continue at Boka 1 and the Boka 7 drill program is being initiated as part of the pre-feasibility study presently being conducted on the project under the supervision of Ausenco Limited.  Also as part of the pre-feasibility study, SRK Consulting has been engaged for the resource/reserve estimation and mining evaluation; and Golder Associates for the tailings, hydrology, environmental and social aspects of the study.

Paul Schmidt, P. Eng, a highly experienced metallurgical and project manager, has joined the Southwestern team and is responsible for overseeing the preparation of the Boka pre-feasibility study.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga, Ontario..

Exploration samples (rock chip, soil, trench and, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C.  Sample results are received in batches and not as assays for an entire drill hole.

John Zhang, Project Manager for Southwestern in China, is carrying out the exploration program.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the Project’s qualified person as defined under National Instrument 43-101.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Anne Hite, Manager, Investor Relations

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

... more